UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2007
                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding







                                  Pearson plc

                                 (the Company)

In 2001, the Company established the Pearson Long Term Incentive Plan (the Plan) for the purpose of providing a long-term share incentive for executive directors and senior executives of the Pearson group.

Restricted Share Awards Granted on 21 December 2004

The restricted share awards granted on 21 December 2004, to executive directors and other members of the Pearson Management Committee, vested on 21 December 2007 subject to the company's performance on three measures. These measures were Pearson's total shareholder return relative to the constituents of the FTSE World Media Index over the period 2004 to 2007, earnings per share and sales growth over the period 2003 to 2006, and return on invested capital in 2006. Based on performance against these measures, 79.97% of the shares originally awarded have vested.

In the case of earnings per share and sales growth and return on invested capital, full details were set out in the report on directors' remuneration for 2006. In the case of relative total shareholder return, full details will be set out in the report on directors' remuneration for 2007.

Three-quarters of the shares that have vested have been released on 21 December 2007. The remaining one-quarter will be released on 21 December 2009 subject to participants not disposing of the three-quarters of their vested shares (other than for the purpose of settling their individual tax liability).


As a result of these Shares being released, the following executive directors have become entitled to the number of Shares shown in the second column below. The number of Shares shown in the third column below were sold on 21 December 2007 at a price of 711.25 pence per share in order to discharge tax and social security liabilities on the Shares received, leaving the after-tax number of Shares set out in the final column below.

   Name of     Shares Released     Shares Sold to discharge tax       Shares
   Director                                liabilities               Retained
David Bell             99,005                40,592                   58,413

Rona Fairhead          99,005                40,592                   58,413

John Makinson          99,005                40,592                   58,413

Marjorie
Scardino               249,595               102,334                 147,261


Interests of the Directors

As a result of the above transactions, the executive directors are interested in the following Shares (excluding Shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans):

Name of Director            Number of Shares                    % of Capital

David Bell                       172,896                         0.02140

Rona Fairhead                    121,556                         0.01504

John Makinson                    306,592                         0.03794

Marjorie Scardino                400,071                         0.04951




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 21 December 2007

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary